April 13, 2012

H. Roger Schwall

John Cannarella

Mark C. Shannon

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re:	PetroChina Company Limited
Form 20-F for Fiscal Year Ended December 31, 2010
Filed May 10, 2011
Response Letter Dated November 10, 2011
File No. 1-15006

Dear Mr. Schwall, Mr. Cannarella and Mr. Shannon:

I refer to your letter to Mr. Jiang Jiemin, dated January 19, 2012, relating to PetroChina Company Limited’s (“PetroChina” or the “Company”) annual report on Form 20-F for the fiscal year ended December 31, 2010, filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 10, 2011 (the “2010 20-F”).

Set forth below are the Company’s responses to the comments contained in the letter dated October 7, 2011 from the staff of the Commission (the “Staff”) (the numbered paragraphs below correspond to the paragraphs of the Staff’s comment letter, which have been retyped below in bold for your ease of reference).

Form 20-F for Fiscal Year Ended December 31, 2010

Proved reserve estimate table, page 22

1.	We note your response to prior comment one. Please clarify the nature and types of a) capital expenditures incurred during the initial exploration and assessment period and b) expenditures incurred for surface infrastructure. In doing so, please tell us if the surface infrastructure relates to processing facilities or pipeline and gathering systems. In addition, please provide;

•	A schedule of expenditures incurred to date and expected future expenditures with a summary explanation of the nature and purpose of each expenditure;

•	An analysis of your anticipated payouts for return on investments; and

•

The December 31, 2010 income forecast schedules from the report by DeGolyer MacNaughton for three representative “low permeability” drilling programs including the Sulige field. Include separate expenditure schedules and payout analyses for each of these programs as described in the two bullet points above.

Capital expenditures during initial exploration and assessment period (exploration and appraisal costs)

The Company advises the Staff that the capital expenditures incurred during the initial exploration and assessment period mainly refer to the investment costs incurred during the exploration and appraisal period in order to obtain the discoveries of reserves, determine the volume of reserves and appraise the developability of reserves, which must be incurred prior to the disclosure of the proved reserves of a project. Such investment costs consist of (i) costs of geophysical surveys, (ii) costs of drilling and (iii) other costs, all of which would be lost if the relevant proved reserves are not put into development and production.

(i)	Costs of geophysical surveys mainly include the staff salaries and the costs for the acquisition of materials, power and related instruments and equipment incurred in such exploration operations as chemical, magnetic, electrical, gravimetric, seismic and airborne surveys. Costs of geophysical surveys correspond to the geological and geophysical costs, or G&G costs, as set forth in Rule 4-10(a)(12)(i) of Regulation S-X.

(ii)	Costs of drilling wells refer to the costs incurred in the drilling and completion of wells, such as drilling, cementing, logging, measuring, perforating, and test extraction of wells, mainly including costs of drilling exploratory wells, appraisal wells and development testing wells. Costs of drilling exploratory wells refer to the costs incurred in the drilling of wells in order to obtain discoveries of oil and gas reserves at the exploration stage. Costs of drilling appraisal wells refer to the costs incurred in the drilling of wells in order to know the properties of the oil and gas reservoirs and verify the scope of the proved reserves at the appraisal stage after the discoveries. Costs of drilling development testing wells refer to the costs incurred in the drilling of wells in pilot projects in order to fully understand the productivity of the reservoirs and prepare the development plan prior to obtaining the proved reserves.

(iii)	Other costs refer to the costs other than the costs of geophysical surveys and the costs of drilling wells, including the costs incurred prior to the drilling of wells, such as the costs of geological studies and researches and exploration rights to properties.

Capital expenditures for surface infrastructure (surface infrastructure costs)

Costs of surface infrastructure refer to the costs incurred in the construction of treatment or purification facilities and gathering systems in order to satisfy the requirement for outgoing transmission of natural gas prior to the natural gas entering the main pipeline. Costs of surface infrastructure correspond to the costs for acquiring, constructing and installing production facilities as set forth in Rule 4-10(a)(7)(iii) of Regulation S-X. Costs of surface infrastructure relate to processing facilities and gathering systems.

The development of the proved reserves that lasts more than five years in the low permeability development projects generally comprises of the drilling-focused development activities implemented to maintain the stable production of the relevant projects in order to meet the Company’s obligations under long-term supply arrangements. Such development must depend on the surface infrastructure built in early development periods. If such projects were early terminated, the loss on such projects would be substantial because the investment costs of the relevant surface infrastructure that would have been assumed by those proved undeveloped reserves would be unable to be recovered.

A schedule of expenditures incurred to date and expected future expenditures with a summary explanation of the nature and purpose of each expenditure

Currently, most of the Company’s low permeability reservoirs lie in the Changqing gas region on Ordos Basin in China. The capital expenditures incurred to date and expected future capital expenditures of the Changqing gas region associated with the proved reserves are set forth in Appendix A. The Company classifies these expenditures into two categories: (i) the exploration and appraisal costs and (ii) the development costs.

(i)	Exploration and appraisal costs: The nature and purposes of the exploration and appraisal costs are described above under “capital expenditures incurred during initial exploration and assessment period.” Such exploration and appraisal costs incurred prior to 2010 mainly related to the discovery, determination and appraisal of the proved reserves and partly might relate to future extensions and discoveries. From 2011, no exploration and appraisal costs would be incurred with respect to the proved reserves as of the end of 2010.

(ii)	Development costs: The development costs in oil and gas fields refers to various costs incurred in the pre-drilling preparations, drilling activities and construction of the surface infrastructure in order to extract the underground oil and gas in the blocks in which proved reserves have been obtained. Development costs consist of costs of surface infrastructure and development wells investment.

•	The costs of surface infrastructure are described above under “capital expenditures for surface infrastructure.”

•

Development wells investment refers to the costs incurred in the drilling and completion of development wells such as drilling, cementing, logging, testing, perforating and pilot extraction of wells, including the staff salaries, and the costs for consumption of materials, fuel and power and for acquisition of equipment, such as mud, casings, OCTG, pumps, “Christmas trees” and platforms.

The development costs incurred prior to 2010 mainly related to the development activities to convert the proved undeveloped reserves into proved developed reserves. The development costs incurred in 2011 and expected to be incurred after 2011 mainly related to, and will relate to, the investment expenses associated with the conversion of the proved undeveloped reserves as of the end of 2010 into proved developed reserves.

An analysis of your anticipated payouts for return on investments

The Company’s analysis is based on the costs and expenses discussed above and taking into account the Company’s expected production activities, as calculated by the standardized measure of discounted future net revenue employed in the report of DeGolyer & MacNaughton. The Company’s analysis of return on investment indicates that the payback of the investment in the development of the proved undeveloped reserves in the Changqing gas region, which has most of the Company’s low permeability reservoirs, is likely to occur in 2022.

On the basis of the Standardized Measure of Discounted Future Net Revenue from the Proved Reserves in Changqing Gas Region (see Appendix B) and the Standardized Measure of Discounted Future Net Revenue from the Proved Developed Reserves in Changqing Gas Region (see Appendix C), both provided by DeGolyer & MacNaughton, the analysis process goes as follows:

•	First, calculate the total pre-tax revenue of the total proved reserves on a year-by-year basis.

•	Second, calculate the total pre-tax revenue of the total proved developed reserves on a year-by-year basis.

•	Third, make a year-to-year comparison between the total pre-tax revenue of the total proved reserves and the total pre-tax revenue of the total proved developed reserves.

•

The result of such calculation demonstrated that payback of the investment in the proved undeveloped reserves would occur when the aggregate pre-tax revenue of the total proved reserves is greater than zero and higher than the aggregate pre-tax revenue of the total proved developed reserves.

Such calculation and analysis of return on investment is set forth in Appendix D.

The December 31, 2010 income forecast schedules from the report by DeGolyer MacNaughton for three representative “low permeability” drilling programs including the Siluge field. Include separate expenditure schedules and payout analyses for each of these programs as described in the two bullet points above.

The Company hereby submits to the Staff the following relevant information relating to the three representative “low permeability” drilling projects, i.e., the Sulige project, the Yulin project and the Zi-Mi project; the standardized measures of discounted future net revenue from proved reserves and proved developed reserves for the representative projects are provided in the DeGolyer & MacNaughton report.

•

Sulige Project: the Standardized Measure of Discounted Future Net Revenue from the Proved Reserves is set forth in Appendix E (including the expected expenditures); the Standardized Measure of Discounted Future Net Revenue from the Proved Developed Reserves is set forth in Appendix F; and the Analysis of the Return on Investment is set forth in Appendix G. Based on such calculation and analysis, the payback of the investment in the proved undeveloped reserves in the Sulige project would occur in 2021.

•

Yulin Project: the Standardized Measure of Discounted Future Net Revenue from the Proved Reserves is set forth in Appendix H (including the expected expenditures); the Standardized Measure of Discounted Future Net Revenue from the Proved Developed Reserves is set forth in Appendix I; and the Analysis of the Return on Investment is set forth in Appendix J. Based on such calculation and analysis, the payback of the investment in the proved undeveloped reserves in the Yulin project would occur in 2019.

•

Zi-Mi Project: the Standardized Measure of Discounted Future Net Revenue from the Proved Reserves is set forth in Appendix K (including the expected expenditures); the Standardized Measure of Discounted Future Net Revenue from the Proved Developed Reserves is set forth in Appendix L; and the Analysis of the Return on Investment is set forth in Appendix M. Based on such calculation and analysis, the payback of the investment in the proved undeveloped reserves in the Zi-Mi project would occur in 2019.

Supplementary Information on Oil and Gas Producing Activities (Unaudited), page F-40

Proved reserve estimate table, page F-45

2.	We note your response to prior comment two does not address how your calculation of oil and gas reserves estimates is impacted by fees, taxes and royalties, and it remains unclear to us how notes 3p and 3q address our comment. As previously requested, please confirm you will disclose how you have treated and where you have classified the fees, taxed and royalties you describe on pages 45 and 46 in your proved oil and gas reserves estimates. Your disclosure should reference if your calculation of proved oil and gas reserves estimates includes quantities that will ultimately be produced and sold to pay fees, taxes and royalties.

As noted in our previous responses to the Staff’s related series of questions, the taxes, fees and royalty on pages 45 and 46 relate only to the Company’s domestic operations in China, and they are paid in cash. These schemes are just a mechanism to pay various taxes to the PRC authorities but not to compensate for its mineral interests. Therefore, the Company’s reported proved reserves in the PRC include quantities that will ultimately be produced and sold to pay taxes, fees and royalty that are discussed on pages 45 and 46 of the 2010 20-F. At the end of 2010, approximately 96% of the Company’s oil and gas reserves are located in China. In countries outside China, royalties are paid in-kind and the Company excludes the quantities corresponding to these royalties from its calculation of the proved reserves as reported.

The Company confirms that it will make the following additional disclosure in the “Supplementary Information on Oil and Gas Producing Activities” of future Form 20-F filings:

“The taxes, fees and royalty as discussed in “Item 4 – Information on the Company – Regulatory Matters – Taxation, Fees and Royalty” are domestic tax schemes in the PRC and are paid in cash to PRC authorities. Our reported proved reserves in the PRC include quantities that are ultimately produced and sold to pay these taxes, fees and royalty.”

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Please do not hesitate to contact me if you have additional questions or require additional information. In addition, you may also contact Mr. Mao Zefeng (maozf@petrochina.com.cn; phone number: +86.10.59986262; fax number: +86.10.62099556) if you have any question about the Company’s 20-F in the future.

Very truly yours,

/s/ Li Hualin
Name: Li Hualin
Title: Company Secretary

Appendices A, B, C, D, E, F, G, H, I, J, K, L and M

[Rule 83 Confidential Treatment Requested]